UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Telos Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


             12% Cumulative Exchangeable Redeemable Preferred Stock,
                            $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
         --------------------------------------------------------------
                                 (CUSIP Number)


                        Grand Slam Asset Management, LLC
                              2200 Fletcher Avenue
                           Fort Lee, New Jersey 07024
                                 (201) 346-4335
                              Attn: Mitchell Sacks
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                December 23, 2008
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 8796B200                SCHEDULE 13D/A                    Page 2 of 5
--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Grand Slam Asset Management, LLC            IRS # 22-3779105

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) |X| Joint Filing (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)    |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
--------------------------------------------------------------------------------
 7      SOLE VOTING POWER

                               -0-
       NUMBER OF        --------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                49,103
         EACH           --------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  -0-
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               49,103
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          49,103
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.54%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           IA

CUSIP NO. 987824109               SCHEDULE 13D/A                     Page 3 of 5
--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Grand Slam Capital Master Fund, Ltd.           IRS # 20-0239056

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                       (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(D) OR 2(E)    |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                               -0-
       NUMBER OF        --------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                49,103
         EACH           --------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  -0-
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               49,103
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          49,103
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.54%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON           OO
--------------------------------------------------------------------------------

CUSIP NO. 987824109               SCHEDULE 13D/A                     Page 4 of 5

            This Amendment No. 1 amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on February 14, 2007 (the "Statement") by and on behalf of Grand Slam Capital Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund") and Grand Slam Asset Management, LLC, a Delaware limited liability company ("Asset Management" and, ogether with Master Fund, the "Reporting Parties) with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer").

         Items 4 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4 of the Statement is amended by the following:

              ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Parties have disposed of the Shares, as described in this Statement, in the ordinary course of business.

Items 5(a), 5(c) and 5(e) of the Statement are hereby amended and supplemented as follows:

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of the filing of this Schedule 13D/A, the Reporting Parties beneficially own an aggregate of Shares representing approximately 1.54% of the issued and outstanding shares of Preferred Stock of the Issuer. The percentage ownership of the Reporting Parties in the Issuer's capital stock is based on 3,185,586 issued and outstanding shares of the Preferred Stock as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2008, filed with the SEC. The managers of Asset Management do not beneficially own any shares of Preferred Stock. Since Asset Management may be deemed to control, directly or indirectly, Master Fund, Asset Management may be deemed to have the power to direct the vote or disposition of the Shares, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the Shares held by Master Fund.

         (c) The transactions effected during the 60 day period prior to the date of the event requiring the filing of this Schedule 13D/A are reproduced below:


-------------------------------- ----------------------------- ----------------------------- ------------------------------
DATE OF TRANSACTION              TRANSACTION TYPE              NUMBER OF SHARES OF           PRICE PER SHARE $)
                                                               PREFERRED STOCK
-------------------------------- ----------------------------- ----------------------------- ------------------------------
-------------------------------- ----------------------------- ----------------------------- ------------------------------
10/29/2008                       Purchase                      100                           12.13
-------------------------------- ----------------------------- ----------------------------- ------------------------------
-------------------------------- ----------------------------- ----------------------------- ------------------------------
12/5/2008                        Purchase                      200                           11.58
-------------------------------- ----------------------------- ----------------------------- ------------------------------
-------------------------------- ----------------------------- ----------------------------- ------------------------------
12/10/2008                       Purchase                      200                           11.13
-------------------------------- ----------------------------- ----------------------------- ------------------------------
-------------------------------- ----------------------------- ----------------------------- ------------------------------
12/11/2008                       Purchase                      1,000                         7.14
-------------------------------- ----------------------------- ----------------------------- ------------------------------
-------------------------------- ----------------------------- ----------------------------- ------------------------------
12/18/2008                       Purchase                      171                           10.27
-------------------------------- ----------------------------- ----------------------------- ------------------------------
-------------------------------- ----------------------------- ----------------------------- ------------------------------
12/19/2008                       Sale                          2,500                         12.97
-------------------------------- ----------------------------- ----------------------------- ------------------------------
-------------------------------- ----------------------------- ----------------------------- ------------------------------
12/23/2008                       Sale                          3,000                         12.97
-------------------------------- ----------------------------- ----------------------------- ------------------------------

CUSIP NO. 987824109               SCHEDULE 13D/A                     Page 5 of 5

            (e) The Reporting Parties ceased to be the beneficial owners of more than 5% of the Preferred Stock on December 23, 2008.



                                  SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: June 23, 2009                 Grand Slam Capital Master Fund, Ltd.




                                         By: /s/ Mitchell Sacks
                                         ---------------------------------------
                                         Name: Mitchell Sacks
                                         Title: Director


Dated: June 23, 2009                 Grand Slam Asset Management, LLC




                                         By: /s/ Mitchell Sacks
                                         ---------------------------------------
                                         Name: Mitchell Sacks
                                         Title: Member